UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

____________________

IM Cannabis Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	2833	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

Suite 2300, 550 Burrard Street
Vancouver, British Columbia, Canada V6C 2B5
(416) 256-4202
(Address and telephone number of Registrant's principal executive offices)

____________________

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

____________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares, without par value	IMCC	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [  ] Yes [X] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). [  ] Yes      [  ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

IM Cannabis Corp. (the "Company" or the "Registrant") is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant may contain “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words “believe”, “plan”, “intend”, “estimate”, “expect”, “anticipate”, “continue”, or “potential”, and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. These statements reflect management’s beliefs with respect to future events and are based on information available to management as of the respective dates set forth in the Exhibits incorporated by reference into this Registration Statement, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believed to be relevant as at the date such statements were made. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Registrant’s Annual Information Form for the year ended December 31, 2019, attached hereto as Exhibit 99.79.

The Registrant and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Registrant believes that the expectations reflected in the forward-looking statements were reasonable as of the time such forward-looking statements were made, it can give no assurance that such expectations will prove to have been correct. The Registrant and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.104 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.105, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Annual Information Form for the year ended December 31, 2019, attached hereto as Exhibit 99.79.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2988.

CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2019, information with respect to the Registrant's known contractual obligations:

Payments due by period

		Less than			More than
Contractual Obligations	Total ($)	1 year ($)	1-3 years ($)	3-5 years ($)	5 years ($)

Operating Lease Obligations (Undiscounted)	1,073	176	265	171	461

Purchase Obligations(1)	764	764	-	-	-

Total(2)(3)	$1,837	940	265	171	461

(1) Purchase commitments are obligations under purchase agreements or purchase orders not yet fulfilled that are non-cancelable.

(2) The obligation amount does not include an amount of $202 of employee benefit liability, net. See also Note 13 to the Consolidated Financial Statements as of December 31, 2019.

(3) The obligation amount does not include an amount of $152 of non-current warrants liability as of December 31, 2019, which settlement is in the company’s common stock.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IM Cannabis Corp.

	By:	/s/ Oren Shuster
Name: Oren Shuster
Date: February 12, 2021		Title: Chief Executive Officer and Director

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
99.1	Management's Discussion and Analysis of IM Cannabis Corp. for the year and three months ended December 31, 2019
99.2	Audited Financial Statements of IM Cannabis Corp. for the year ended December 31, 2019
99.3	News Release dated January 6, 2020
99.4	News Release dated January 7, 2020
99.5	Notice of Annual General Meeting of Shareholders dated January 10, 2020
99.6	News Release dated January 28, 2020
99.7	Notice of Change of Auditor dated January 19, 2020
99.8	Letter from Successor Auditor dated January 22, 2020
99.9	Letter from Former Auditor dated January 20, 2020
99.10	News Release dated January 30, 2020
99.11	Form of Proxy of IM Cannabis Corp.
99.12	Notice of Annual General Meeting of Shareholders dated February 18, 2020
99.13	Management Information Circular dated February 18, 2020
99.14	News Release dated March 17, 2020
99.15	News Release dated March 23, 2020
99.16	News Release dated March 30, 2020
99.17	News Release dated March 31, 2020
99.18	News Release dated April 2, 2020
99.19	News Release dated April 8, 2020
99.20	News Release dated April 13, 2020
99.21	News Release dated April 16, 2020
99.22	News Release dated April 20, 2020
99.23	News Release dated April 21, 2020
99.24

Certification of Annual Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer in connection with the filing of the AIF, annual financial statements and annual MD&A by CEO dated April 21, 2020

99.25

Certification of Annual Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer in connection with the filing of the AIF, annual financial statements and annual MD&A by CFO dated April 21, 2020

99.26	News Release dated April 27, 2020
99.27	News Release dated May 7, 2020
99.28	News Release dated May 12, 2020
99.29	News Release dated May 14, 2020
99.30	News Release dated May 19, 2020

99.31	News Release dated May 26, 2020
99.32	News Release dated May 27, 2020
99.33	News Release dated June 4, 2020
99.34	News Release dated June 5, 2020
99.35	Unaudited Interim Condensed Consolidated Financial Statements of IM Cannabis Corp. for the three-month period ended March 31, 2020
99.36	Certification of Interim Filings Venture Issuer Basic Certificate of IM Cannabis Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated June 5, 2020
99.37	Certification of Interim Filings Venture Issuer Basic Certificate of IM Cannabis Corp. in connection with the filing of the interim financial report and interim MD&A by CEO dated June 5, 2020
99.38	Management's Discussion and Analysis of IM Cannabis Corp. for the three-month period ended March 31, 2020
99.39	News Release dated June 10, 2020
99.40	News Release dated June 15, 2020
99.41	News Release dated June 18, 2020
99.42	News Release dated June 22, 2020
99.43	News Release dated June 24, 2020
99.44	News Release dated June 30, 2020
99.45	News Release dated July 6, 2020
99.46	News Release dated July 15, 2020
99.47	News Release dated July 21, 2020
99.48	News Release dated July 27, 2020
99.49	Certification of Interim Filings Venture Issuer Basic Certificate of IM Cannabis Corp. in connection with the filing of the interim financial report and interim MD&A by CEO dated August 26, 2020
99.50	Management's Discussion and Analysis of IM Cannabis Corp. for the three and six-month period ended June 30, 2020
99.51	Unaudited Interim Condensed Consolidated Financial Statements of IM Cannabis Corp. for the three and six-month periods ended June 30, 2020
99.52	Certification of Interim Filings Venture Issuer Basic Certificate of IM Cannabis Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated August 26, 2020
99.53	News Release dated August 26, 2020
99.54	News Release dated September 15, 2020
99.55	News Release dated September 23, 2020
99.56	Notice of Special Meeting of Shareholders dated October 2, 2020
99.57	News Release dated October 6, 2020
99.58	News Release dated October 7, 2020
99.59	News Release dated October 8, 2020
99.60	News Release dated November 16, 2020

99.61	Form of Proxy of IM Cannabis Corp. for Special Meeting to be held on December 16, 2020
99.62	Notice of Special Meeting of Shareholders dated December 16, 2020
99.63	Financial Statements Request Form
99.64	Notice of Special Meeting of Shareholders and Management Information Circular dated November 12, 2020
99.65	Certification of Interim Filings Venture Issuer Basic Certificate of IM Cannabis Corp. in connection with the filing of the interim financial report and interim MD&A by CFO dated November 27, 2020
99.66	Certification of Interim Filings Venture Issuer Basic Certificate of IM Cannabis Corp. in connection with the filing of the interim financial report and interim MD&A by CEO dated November 27, 2020
99.67	Management’s Discussion and Analysis of IM Cannabis Corp. for the three and nine-month period ended September 30, 2020
99.68	Unaudited Interim Condensed Consolidated Financial Statements of IM Cannabis Corp. for the three and nine-month periods ended September 30, 2020
99.69	News Release dated November 27, 2020
99.70	Code of Conduct
99.71	News Release dated December 17, 2020
99.72	News Release dated December 30, 2020
99.73	Arrangement Agreement dated December 30, 2020
99.74	Material Change Report dated January 8, 2021
99.75	Form 45-102F1 dated January 11, 2021
99.76	News Release dated January 12, 2021
99.77	Amending Agreement dated January 22, 2021
99.78	News Release dated January 26, 2021
99.79	Annual Information Form dated January 27, 2021
99.80	Certification of Annual Filings of IM Cannabis Corp. in connection with the filing of the voluntarily filed AIF by the CFO dated January 29, 2021
99.81	Certification of Annual Filings of IM Cannabis Corp. in connection with the filing of the voluntarily filed AIF by the CEO dated January 29, 2021
99.82	Notice Declaring Intention to be Qualified under National Instrument 44-101 Short Form Prospectus Distributions dated January 29, 2021
99.83	News Release dated February 10, 2021
99.84	Form 7 Monthly Progress Report dated January 8, 2020
99.85	Form 7 Monthly Progress Report dated February 7, 2020
99.86	Form 10 Notice of Proposed Transaction dated February 24, 2020
99.87	Form 7 Monthly Progress Report dated March 6, 2020
99.88	Form 7 Monthly Progress Report dated April 7, 2020
99.89	Form 7 Monthly Progress Report dated May 6, 2020
99.90	Form 7 Monthly Progress Report dated June 5, 2020
99.91	Form 5 Quarterly Listing Statement dated June 5, 2020
99.92	Form 11 Notice of Proposed Stock Option Grant dated June 11, 2020
99.93	Form 7 Monthly Progress Report dated July 8, 2020
99.94	Form 11 Notice of Proposed Stock Option Grant or Amendment dated August 4, 2020
99.95	Form 7 Monthly Progress Report dated August 10, 2020
99.96	Form 5 Quarterly Listing Statement dated September 8, 2020
99.97	Form 7 Monthly Progress Report dated September 8, 2020
99.98	Form 7 Monthly Progress Report dated October 6, 2020
99.99	Form 7 Monthly Progress Report dated December 7, 2020
99.100	Form 5 Quarterly Listing Statement dated December 7, 2020
99.101	Form 11 Notice of Proposed Stock Option Grant or Amendment dated December 17, 2020
99.102	Form 7 Monthly Progress Report dated January 8, 2021
99.103	Form 9 Notice of Issuance of Proposed Issuance of Listed Securities dated January 11, 2021
99.104	Form 7 Monthly Progress Report dated February 5, 2021
99.105	Consent of Kost Forer Gabbay & Kasierer